ICEWEB, INC.
                              205 Van Buren Street
                                    Suite 150
                             Herndon, Virginia 20170

                                                          telephone 703-984-8000

                                               January 31, 2006

                                    'CORRESP'

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:   Karen J. Garnett, Assistant Director
             Jennifer Gowetski

       Re:   IceWEB, Inc. (the "Company")
             Registration Statement on Form SB-2
             SEC file number 333-126898

Ladies and Gentlemen:

         By letter dated August 5, 2005 the staff of the Securities and Exchange Commission advised the Company that was conducting only a limited review of the above-captioned registration statement. By letter dated November 9, 2005 the Company provided its responses to the comments contained in such letter and contemporaneously filed amendment number 1 to the above referenced registration statement. The Company has not received any subsequent communication regarding the registration statement other than oral advice from the staff that it would be necessary for the Company to include its audited financial statements for the year ended September 30, 2005 in such registration statement prior to the staff considering a request for effectiveness.

         Today the Company filed amendment number 2 to the above captioned registration statement and under separate cover is providing Ms. Gowetski with three courtesy copies marked to show all changes from amendment number 1. Such changes include a general updating of the information contained herein as well as the inclusion of the fiscal 2005 financial information and audited statements. The changes also include information relative to a sale of securities by the Company to an existing investor in a private transaction.

         We acknowledge that:

         o Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

         o The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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         o The registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         If the staff should have any further questions regarding the foregoing, please contact us or our counsel, James M. Schneider, Esq., Schneider Weinberger & Beilly LLP, 2200 Corporate Blvd., NW, Suite 210, Boca Raton, FL 33432, (561) 362-9595 (telephone) and (561) 362-9612 (telecopies). Mr. Schneider will contact Ms. Gowetski in a few days to discuss the filing of a request for acceleration of the effective date of the aforedescribed registration statement.

                                       Sincerely,

                                       /s/ John R. Signorello
                                       John R. Signorello
                                       Chief Executive Officer

cc:  James M. Schneider, Esq.